Exhibit 3.1

CABLEVISION SYSTEMS CORPORATION

Bylaw Amendment, dated September 16, 2015

The bylaws of Cablevision Systems Corporation (the “Corporation”) have been amended to add a new Article IX as set forth below:

“ARTICLE IX

FORUM FOR CERTAIN ACTIONS

Unless the Board of Directors, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any stockholder, director, officer or other employee of the Corporation to the Corporation or the stockholders, (iii) any action asserting a claim against the Corporation or any of its stockholders, directors, officers or other employees arising pursuant to any provision of the General Corporation Law of the State of Delaware, the certificate of incorporation or these bylaws (in each case, as may be amended from time to time), (iv) any action asserting a claim against the Corporation or any of its stockholders, directors, officers or other employees governed by the internal affairs doctrine, or (v) any action, suit or proceeding regarding indemnification or advancement or reimbursement of expenses arising out of the certificate of incorporation, these by-laws or otherwise, in all cases to the fullest extent permitted by law.”